

07004481



SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH, D.C.
213
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 3/15

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45163

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wm Smith & Company dba Wm Smith Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Lincoln St, Suite 2545
(No. and Street)

Denver	CO	80203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William S. Smith 303.831.9696
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein & Associates, LLP
(Name – *if individual, state last, first, middle name*)

717 17th Street, 16th floor	Denver	CO	80202-3330
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 16 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William S. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wm Smith & Company dba Wm Smith Securities, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TRACY I. DOWNEY
NOTARY PUBLIC
STATE OF COLORADO
My Commission Expires 07/28/2009

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

Wm Smith & Company

dba Wm Smith Securities

(formerly known as Wm Smith Securities, Incorporated)

Financial Statements and Supplemental Schedules
For the Year Ended December 31, 2006
and Independent Auditor's Report
on Internal Control

INDEX TO FINANCIAL STATEMENTS


HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Wm Smith & Company
Denver, Colorado

We have audited the accompanying statement of financial condition of Wm Smith & Company as of December 31, 2006, and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wm Smith & Company as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hein & Associates LLP

HEIN & ASSOCIATES LLP

Denver, Colorado
February 26, 2007

717 17th Street, 16th Floor
Denver, Colorado 80202
Phone: 303-298-9600
Fax: 303-298-8118
www.heincpa.com

Wm SMITH & COMPANY
dba Wm Smith Securities
(formerly known as Wm Smith Securities, Incorporated)

FINANCIAL CONDITION STATEMENT

DECEMBER 31, 2006

ASSETS

ASSETS:	
Cash and cash equivalents	$ 1,485,763
Marketable securities owned	2,257,807
Non-marketable securities owned	295,383
Accounts receivable – trade	36,473
Accounts receivable – non-trade	6,303
Accounts receivable – affiliates	372,618
Prepaid expenses	98,596
Deposits	49,317
Furniture and fixtures, net of accumulated depreciation of $98,456	110,170
TOTAL ASSETS	$ 4,712,430

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued liabilities	$ 376,930
Deferred income taxes	58,100
Total liabilities	435,030
COMMITMENT AND CONTINGENCIES (Notes 5 and 6)	
STOCKHOLDER'S EQUITY:	
Common stock, $.20 par value; 6,000,000 shares authorized, 50,000 shares issued and outstanding	10,000
Additional paid-in capital	86,500
Retained earnings	4,180,900
Total stockholder's equity	4,277,400
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 4,712,430

See accompanying notes to these financial statements.

Wm SMITH & COMPANY
dba Wm Smith Securities
(formerly known as Wm Smith Securities, Incorporated)

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUE:	
Commissions	$ 2,195,117
Investment banking revenue, net	1,056,321
Unrealized gains on investments, net	360,495
Other income	189,603
Total revenue	3,801,536
GENERAL AND ADMINISTRATIVE EXPENSES	2,825,502
INCOME FROM OPERATIONS	976,034
DEFERRED INCOME TAX	(12,100)
NET INCOME	$ 963,934

See accompanying notes to these financial statements.

Wm SMITH & COMPANY
dba Wm Smith Securities
(formerly known as Wm Smith Securities, Incorporated)

STOCKHOLDER'S EQUITY STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock		Additional Paid-In Capital	Note Receivable From Stockholder	Retained Earnings	Total Stockholder's Equity
	Shares	Amount				
Balances, January 1, 2006	50,000	$ 10,000	$ 86,500	$ (36,370)	$ 3,616,892	$ 3,677,022
2006 distribution activity	–	–	–	36,370	(399,926)	(363,556)
Net income	–	–	–	–	963,934	963,934
Balances, December 31, 2006	50,000	$ 10,000	$ 86,500	$ –	$ 4,180,900	$ 4,277,400

See accompanying notes to these financial statements.

Wm SMITH & COMPANY
dba Wm Smith Securities
(formerly known as Wm Smith Securities, Incorporated)

CASH FLOW STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 963,934
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	43,065
Bad debt expense	(8,965)
Unrealized gain on securities	(360,495)
Deferred income tax	12,100
Gain on sale of securities	(101,454)
Changes in operating assets and liabilities:	
Accounts receivable – trade	63,000
Accounts receivable – non-trade	767
Accounts receivable – affiliate	(121,041)
Prepaid expenses	(18,844)
Deposits	(5,071)
Accrued and other liabilities	(127,062)
Accrued income taxes	(4,000)
Net cash provided by operating activities	335,934
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of securities	(1,050,590)
Sale of securities	662,355
Purchases of furniture and fixtures	(28,156)
Net cash used in investing activities	(416,391)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to stockholder	(363,556)
Net cash used in financing activities	(363,556)
DECREASE IN CASH AND CASH EQUIVALENTS	(444,013)
CASH AND CASH EQUIVALENTS, beginning of year	1,929,776
CASH AND CASH EQUIVALENTS, end of year	$ 1,485,763
SUPPLEMENTAL CASH FLOW INFORMATION:	
Cash paid for income taxes	$ –

See accompanying notes to these financial statements.

Wm SMITH & COMPANY
dba Wm Smith Securities
(formerly known as Wm Smith Securities, Incorporated)

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization and Nature of Operations – Wm Smith & Company dba Wm Smith Securities (the "Company") is a broker registered with the Securities and Exchange Commission (SEC) and dealer in securities under the Securities Exchange Act of 1934. The Company was incorporated in 1992 and became licensed as a broker/dealer and commenced operations in 1993. As a member of the National Association of Securities Dealers, Inc. (NASD), the Company provides brokerage services to customers throughout the United States, and acts as an investment banker, both on a participating and primary basis, on securities public offerings and private placements.

On December 31, 2005, for general business purposes, Wm Smith Securities, Incorporated (a C-corporation) merged into Wm Smith & Company (an S-corporation) (the "Merger"). The surviving entity, called Wm Smith & Company dba Wm Smith Securities, remains an SEC and NASD registered broker/dealer.

Cash Equivalents – The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Securities Owned – Marketable securities owned are recorded at estimated fair value. The difference between cost and estimated fair value is recognized in income as an unrealized gain/(loss) on investments. Securities owned consist of equity securities of publicly traded companies as well as investments in private investment funds.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. Generally, not-readily marketable securities are stated at cost as adjusted for earnings, which management believes approximates fair value.

Furniture and Equipment – Depreciation is recognized on the straight-line method over the estimated useful lives of the assets of approximately five years. When assets are retired or otherwise disposed of, the property accounts are relieved of cost and accumulated depreciation and any resulting gain or loss is credited or charged to operations.

Income Tax – The Company accounts for income taxes under the liability method, whereby deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using tax rates and laws enacted as of the statement of financial condition date. Deferred tax expense represents the change in the deferred tax asset/liability balance.

Commission and Investment Banking Revenue – All trades clear through an independent clearing broker. As such, the Company does not receive or deliver securities or funds for any of its customers. Security transactions and the related commission revenue and expense are recorded on the trade date. Investment banking revenue is earned when the related offering is completed, net of related expense. Investment banking revenue includes sales concessions, which are recorded on the settlement date.

Comprehensive Income – Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income" defines comprehensive income as all changes in stockholders' equity exclusive of transactions with owners, such as capital investments. There are no differences between the Company's comprehensive income and its net income.

Use of Estimates – The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

2. RELATED PARTY TRANSACTIONS:

Under an arrangement between the Company and an affiliate, Wm Smith Special Opportunities Research Company ("WSSOR"), WSSOR sells research products to customers who agree to place a specified level of security trades with the Company. WSSOR has its own research department. During the year ended December 31, 2006, the Company paid WSSOR $480,000 for research provided to the Company. Additionally, the Company received $1,109,176 in commission revenue from trades placed by customers of WSSOR.

The Company shares all of its employees with WSSOR. Direct and shared expenses paid by the Company on behalf of the WSSOR are billed back to WSSOR. Shared expenses between WSSOR and the Company are allocated to the Company based on management's best estimate of the proportionate benefit to WSSOR and the Company. The Company allocated to WSSOR shared expenses totaling $893,119 for the year.

As of December 31, 2006, receivables from WSSOR totaled $372,618.

3. **SECURITIES OWNED**:

Marketable securities owned consist of trading and investment securities at estimated market values as follows:

Corporate stocks	$ 1,954,432
Obligations of U.S. Government	303,375
	$ 2,257,807

Securities not readily marketable include investment securities for which there is no market on a securities exchange or no independent publicly quoted market.

4. **INCOME TAXES**:

Effective January 1, 2006, Wm Smith Securities, Incorporated elected under the Internal Revenue Code to be taxed as an S Corporation and merged with Wm Smith & Company. In lieu of paying corporate income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, the provision for income taxes included in the accompanying financial statements relates only to the built-in gain.

The Company follows Statement of Financial Accounting Standards No. 109 (SFAS No. 109) in reporting deferred income taxes. For U.S. companies converting from a taxable C Corporation to a Subchapter S Corporation, a tax is imposed on any "built-in gain" recognized on the disposition of assets within 10 years from the date of conversion. The Company retains an existing deferred tax liability to the extent the Company is subject to the built-in gains tax. As of December 31, 2006, the deferred tax liability relates to built-in gains on investments that have not been realized.

Deferred income taxes are comprised of the following as of December 31, 2006:

Investments	$ 58,100
Deferred income tax	$ 58,100

NOTES TO FINANCIAL STATEMENTS

5. COMMITMENT AND CONTINGENCIES:

Investment Banking Commitments – In the normal course of business, the Company enters into investment banking commitments. The Company had no investment banking commitments open at December 31, 2006.

Customer Litigation – The Company is a co-defendant in a purported class action lawsuit in which the class representatives seek rescission for the purchase of securities from the Company in connection with a public offering underwriting syndicate for Philips Services in 1997. The courts have not certified the classes. The Company has received information allowing it to estimate the potential liability associated with this action to be approximately $165,000. The Company has also accrued $37,509 related to legal costs associated with this action, of which $3,100 of this amount is reflected in the statement of operations for the year ended December 31, 2006.

6. MINIMUM NET CAPITAL REQUIREMENT:

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is required to maintain a minimum net capital balance of 6 2/3 % of aggregate indebtedness, as defined, or $100,000. At December 31, 2006, the Company had a net capital of $3,086,556, which was $2,986,556 in excess of its required net capital of $100,000. The Company's aggregate indebtedness was approximately 12% of net capital at December 31, 2006.

7. CONCENTRATIONS OF CREDIT RISK AND OFF-BALANCE SHEET CREDIT RISK:

Credit risk represents the accounting loss that would be recognized at the reporting date if other parties failed to perform as contracted. Concentrations of credit risk (whether on or off-balance sheet) that arise from financial instruments exist for groups of customers or other parties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly effected by changes in economic or other conditions described below. In accordance with SFAS No. 105, "Disclosure of Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk," the credit risk amounts shown do not take into account the value of any collateral or security.

A geographic concentration exists because the Company's customers are generally located in Massachusetts, New York, and California. Financial instruments that subject the Company to credit risk are principally accounts receivable which consist primarily of commissions receivable on trades, amounts due within 90 days from closing on investment banking, and notes receivable due from WSSOR.

SCHEDULE I
Wm SMITH & COMPANY
dba Wm Smith Securities
(formerly known as Wm Smith Securities, Incorporated)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL:	
Total stockholder's equity (from financial condition statement)	$ 4,277,400
Total stockholder's equity qualified for net capital	$ 4,277,400
Deductions:	
Non-allowable assets:	
Non-marketable securities owned	295,383
Non-allowable receivable	6,303
Receivable from affiliate	372,618
Deferred income taxes	(58,100)
Furniture and fixtures	110,170
Haircuts on securities	316,557
Prepaid expenses	98,596
Deposits	49,317
	1,190,844
Net capital	$ 3,086,556
COMPUTATION OF AGGREGATE INDEBTEDNESS:	
Total aggregate indebtedness	$ 376,930
Percentage of aggregate indebtedness to net capital	12%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 25,129
Minimum dollar net capital requirement	$ 100,000
Net capital requirement (greater of above amounts)	$ 100,000
Excess net capital	$ 2,986,556

The computation of net capital included in the Company's Form X-17A-5 (FOCUS Report, Part II) as of December 31, 2006, does not differ materially from the above presentation.

SCHEDULE II
Wm SMITH & COMPANY
dba Wm Smith Securities
(formerly known as Wm Smith Securities, Incorporated)

EXEMPTION CLAIMED FROM THE PROVISIONS OF RULE 15c3-3
UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2006

Exemption is claimed from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under Section 15c3-3(k)(2)(ii), since, as an introducing broker and dealer, the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.


HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Wm Smith & Company
Denver, Colorado

Dear Sirs:

In planning and performing our audit of the financial statements and supplemental schedules of Wm Smith & Company (the "Company") for the year ended December 31, 2006, on which we have issued our report dated February 26, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

717 17th Street, 16th Floor
Denver, Colorado 80202
Phone: 303-298-9600
Fax: 303-298-8118
www.heincpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Yours truly,



HEIN & ASSOCIATES LLP

Denver, Colorado
February 26, 2007

END